ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

                                                               October 7, 2011

Mark P. Shuman
Branch Chief-Legal
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8561

Re:         Advanced Credit Technologies, Inc.
Response to Oral Comment
Filed: October 7, 2011
File No.: 333-170132

Dear Mr. Shuman:

We are in receipt of  your oral comment with respect to the above-referenced filing. In this regard, we have provided herein an explanation as to the disclosure set forth in the Executive Compensation Section of the filing. The prior disclosure was incorrectly submitted relating to the Executive Compensation Section. We are hereby deleting reference to compensation for all periods except for 2010, as required by Regulation S-K. In addition we have deleted footnote (2) since expenses should not be a part of executive compensation. Finally, the reported compensation has been included in the total column for accuracy.

We would respectfully request that our Registration Statement be declared effective on Wednesday, October 12, 2011 at 5 pm est. and that the above- referenced changes be included in our  424(b) Prospectus filing.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,
 /s/ Chris Jackson
Chris Jackson
President and Chief Operation Officer